Exhibit 99.1

IDEX Biometrics ASA—Contemplated Private Placement

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY, IN AUSTRALIA, CANADA, JAPAN OR THE UNITED STATES OR ANY OTHER JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL.

Oslo, 9 November 2021.

IDEX Biometrics ASA (the “Company”), a leading provider of advanced fingerprint identification and authentications solutions, has retained Arctic Securities AS as sole manager and bookrunner (the “Manager”) to advise on and effect a private placement (the “Private Placement”) of new shares in the Company (the “Offer Shares”) to raise gross proceeds of up to the NOK equivalent of USD 25 million.

The net proceeds from the Private Placement will be used to cover the forecasted cash requirements until the point of cashflow break even as well as for general corporate purposes.

The following primary insiders and senior management have pre-committed to subscribe for Offer Shares in the Private Placement:

•	Vincent Arthur Graziani (CEO) has pre-committed to subscribe for Offer Shares for a total value equal to the NOK equivalent of USD 50,000.

•	Jamie Simms (CFO) has pre-committed to subscribe for Offer Shares for a total value equal to the NOK equivalent of USD 500,000.

•	Annika Olsson (Board member) has pre-committed to subscribe for a total value equal of NOK 150,000.

•	Skorpion AS, a company closely related to Marianne Bøe (Investor Relations) has pre-committed to subscribe for Offer Shares for a total value of NOK 1,000,000.

•	Erling Svela (VP Finance) has pre-committed to subscribe for Offer Shares for a total value equal of NOK 150,000.

The subscription price per Offer Share (the “Offer Price”) and the number of Offer Shares to be issued in the Private Placement will be determined by the board of directors of the Company (the “Board”) following an accelerated bookbuilding process. The bookbuilding period commences today at 16:30 CET and ends at 08:00 CET on 10 November 2021. The bookbuilding period may, at the discretion of the Company and the Manager, close earlier or later and may be cancelled at any time and, consequently, the Company may refrain from completing the Private Placement.

The Company will announce the final number of Offer Shares placed and the final Offer Price in a stock exchange announcement expected to be published later today or before the opening of trading on the Oslo Stock Exchange tomorrow, 10 November 2021.

The Private Placement will be directed towards Norwegian and international investors, in each case subject to applicable exemptions from relevant prospectus, filing or other registration requirements. The minimum application and allocation amount in the Private Placement will be the NOK equivalent of EUR 100,000, provided that the Company may, at its sole discretion, allocate an amount below EUR 100,000 to the extent applicable exemptions from relevant prospectus and registration requirements pursuant to applicable regulations, including the Norwegian Securities Trading Act and ancillary regulations, are available.

The allocation of Offer Shares will be made at the sole discretion of the Board after input from the Manager. Allocation will be based on criteria such as (but not limited to), existing ownership in the Company, timeliness of the application, price leadership, relative order size, sector knowledge, investment history, perceived investor quality and investment horizon. The Board may, at its sole discretion, reject and/or reduce any applications. There is no guarantee that any applicant will be allocated Offer Shares. The allocation will be determined at the end of the bookbuilding period and final allocation will be made at the Board’s sole discretion. Notification of allotment and payment instructions are expected to be issued to the applicants on or about 10 November 2021 through a notification to be issued by the Manager.

Settlement is expected to take place on or about 12 November 2021 on a delivery versus payment basis. The Offer Shares are expected to be settled with existing and unencumbered shares in the Company that are already listed on the Oslo Stock Exchange, pursuant to a share lending agreement expected to be entered into between certain existing shareholders, the Manager and the Company, in order to facilitate delivery of already listed shares in the Company to applicants (the “Share Lending Agreement”). The Offer Shares will thus be tradable from allocation. The share loan will be settled with new shares in the Company to be resolved issued by the Board pursuant to an authorization granted by the Company’s annual general meeting held on 12 May 2021.

The Company reserves the right, at any time and for any reason, to cancel, and/or modify the terms of, the Private Placement prior to completion. Neither the Company nor the Manager will be liable for any losses incurred by applicants if the Private Placement is cancelled, irrespective of the reason for such cancellation.

The Board has considered the Private Placement in light of the equal treatment obligations under the Norwegian Public Limited Companies Act, the Norwegian Securities Trading Act, the rules on equal treatment under Oslo Rule Book II for companies listed on the Oslo Stock Exchange and the Oslo Stock Exchange’s Guidelines on the rule of equal treatment, and deems that the proposed Private Placement is in compliance with these requirements. The Board holds the view that it will be in the common interest of the Company and its shareholders to raise equity through a private placement, in view of the current market conditions and the growth opportunities currently available to the Company. A private placement enables the Company to raise capital in an efficient manner, and the Private Placement is structured to ensure that a market-based subscription price is achieved. By structuring the equity raise as a private placement, the Company is expected to be in a position to raise capital at a better share price, at a lower cost and with significantly lower risk than in a rights issue.

This information is considered to be inside information pursuant to the EU Market Abuse Regulation and is subject to the disclosure requirements pursuant to section 5-12 the Norwegian Securities Trading Act.

This stock exchange announcement was published by Erling Svela, VP Finance on 9 November 2021 at 16:30 CET on behalf of the Company.

Contact persons:

Derek D’Antilio, Chief Financial Officer

E-mail: derek.dantilio@idexbiometrics.com

Tel: +1 978 273 1344

Marianne Bøe, IR Contact

E-mail: marianne.boe@idexbiometrics.com

Tel: +47 91 80 01 86

About IDEX Biometrics: IDEX Biometrics ASA (OSE: IDEX and OTCQB: IDXAF) is a leading provider of fingerprint identification technologies offering simple, secure and personal authentication for all. We help people make payments, prove their identity, gain access to information, unlock devices or gain admittance to buildings with the touch of a finger. We invent, engineer, and commercialize these secure, yet incredibly user-friendly solutions. Our total addressable market represents a fast growing multi-billion-unit opportunity. For more information, visit www.idexbiometrics.com (http://www.idexbiometrics.com) and follow @IDEXBiometrics

IMPORTANT INFORMATION: This announcement is not and does not form a part of any offer to sell, or a solicitation of an offer to purchase any securities. The distribution of this announcement and other information may be restricted by law in certain jurisdictions. Copies of this announcement are not being made and may not be distributed or sent into any jurisdiction in which such distribution would be unlawful or would require registration or other measures. Persons into whose possession this announcement or such other information should come are required to inform themselves about and to observe any such restrictions.

This announcement is not an offer of securities for sale in the United States. The securities referred to in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and accordingly may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and in accordance with applicable U.S. state securities laws. The Company does not intend to register any part of the offering or their securities in the United States or to conduct a public offering of securities in the United States. Any sale in the United States of the securities mentioned in this announcement will be made to “qualified institutional buyers” as defined in Rule 144A under the Securities Act or, with respect to institutions or to any existing director or executive officer of the Company only, “accredited investors” as defined in Regulation D under the Securities Act.

In any EEA Member State, this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Regulation, i.e., only to investors who can receive the offer without an approved prospectus in such EEA Member State. The expression “Prospectus Regulation” means Regulation 2017/1129 as amended together with any applicable implementing measures in any Member State. This communication is only being distributed to and is only directed at persons in the United Kingdom that are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (ii) high net worth entities, and other persons to whom this announcement may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only for relevant persons and will be engaged in only with relevant persons. Persons distributing this communication must satisfy themselves that it is lawful to do so.

Matters discussed in this announcement may constitute forward-looking statements. Forward-looking statements are statements that are not historical facts and may be identified by words such as “believe”, “expect”, “anticipate”, “strategy”, “intends”, “estimate”, “will”, “may”, “continue”, “should” and similar expressions. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although the Company believe that these assumptions were reasonable when made, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict and are beyond its control.

Actual events may differ significantly from any anticipated development due to a number of factors, including without limitation, changes in public sector investment levels, changes in the general economic, political and market conditions in the markets in which the Company operate, the Company’s ability to attract, retain and motivate qualified personnel, changes in the Company’s ability to engage in commercially acceptable acquisitions and strategic investments, and changes in laws and regulation and the potential impact of legal proceedings and actions. Such risks, uncertainties, contingencies and other important factors could cause actual events to differ materially from the expectations expressed or implied in this release by such forward-looking statements. The Company does not provide any guarantees that the assumptions underlying the forward-looking statements in this announcement are free from errors nor does it accept any responsibility for the future accuracy of the opinions expressed in this announcement or any obligation to update or revise the statements in this announcement to reflect subsequent events. You should not place undue reliance on the forward-looking statements in this document. The information, opinions and forward-looking statements contained in this announcement speak only as at its date, and are subject to change without notice. The Company does not undertake any obligation to review, update, confirm, or to release publicly any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this announcement.

This announcement is made by, and is the responsibility of, the Company. Neither the Manager nor any of its affiliates makes any representation as to the accuracy or completeness of this announcement and none of them accepts any responsibility for the contents of this announcement or any matters referred to herein.

This announcement is for information purposes only and is not to be relied upon in substitution for the exercise of independent judgment. It is not intended as investment advice and under no circumstances is it to be used or considered as an offer to sell, or a solicitation of an offer to buy any securities or a recommendation to buy or sell any securities in the Company. Neither the Manager nor any of its affiliates accepts any liability arising from the use of this announcement.